February 5, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       JNLNY Separate Account I
File No. 811-08401 and 333-163323

Commissioners:

The pre-effective amendment this letter accompanies contains our changes in response to your comment letter dated January 22, 2010.  Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing.

Please call or e-mail me with your questions or comments.  My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jackson.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel